UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number 001- 40539

ironSource Ltd.

(Translation of Registrant’s name into English)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

EXPLANATORY NOTE

On November 7, 2022, ironSource Ltd., a company organized under the laws of the State of Israel (“ironSource” or the “Company”), and Unity Software, Inc. (“Unity”) a Delaware corporation, completed their previously announced merger pursuant to the Agreement and Plan of Merger dated as of July 13, 2022 (the “Merger Agreement”), among ironSource, Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Unity (“Merger Sub”), and Unity. Pursuant to the Merger Agreement, among other things and subject to the terms and conditions contained therein, Merger Sub merged with and into ironSource (the “Merger”), with ironSource continuing as the surviving company and as a direct wholly owned subsidiary of Unity. Under the terms of the Merger Agreement, each outstanding Class A ordinary share, no par value per share, of ironSource (the “ironSource Class A Ordinary Shares”) and each Class B ordinary share, no par value per share, of ironSource (collectively, the “ironSource Ordinary Shares”) (other than ironSource Ordinary Shares owned or held in treasury by ironSource, which were cancelled for no consideration) were converted into the right to receive 0.1089 (the “Exchange Ratio”) of a share of the common stock, $0.000005 par value per share, of Unity (the “Unity Common Stock”), subject to applicable withholding tax and rounded to the nearest whole share for any fractional shares of Unity Common Stock resulting from the calculation (the “Merger Consideration”). Unity stockholders will continue to own their existing shares of Unity Common Stock. The Merger became effective on November 7, 2022.

On November 7, 2022, Unity issued a press release announcing the completion of the Merger, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with the consummation of the Merger, ironSource notified the New York Stock Exchange (“NYSE”) that each outstanding ironSource Ordinary Share was converted pursuant to the Merger into the right to receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement. ironSource requested that the NYSE file a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “SEC”) with respect to the delisting of the ironSource Class A Ordinary Shares. ironSource expects to terminate the registration of the ironSource Class A Ordinary Shares under the Securities Exchange Act of 1934, as amended, and cease to report to the SEC, approximately 10 days following the filing of the Form 25.

* * * * *

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-264007 and 333-258690).

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates’’ or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the Merger Agreement; risks that the Merger disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the Merger, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the Merger; Unity’s expected stock buyback occurring as planned or at all; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

EXHIBITS

Exhibit#	Description

99.1	Press Release issued by Unity Software Inc., dated as of November 7, 2022.*

*	Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRONSOURCE, LTD.
(Registrant)

By:	/s/ Assaf Ben Ami
Assaf Ben Ami
Chief Financial Officer

Date: November 7, 2022